SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10591
(914) 332-4100

April 7, 2011

Via EDGAR Correspondence and FedEx
Ms. Mara Ransom, Legal Branch Chief,
Mr. Chris Chase, Attorney-Advisor
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Ransom and Mr. Chase:

Amendment No. 4 to
SPAR Group, Inc.
Registration Statement on Form S-3
Filed October 23, 2009 (the "Original Filing")
File No. 333-162657

Courtesy paper copies of today's electronic filing of Amendment No. 4 to our Original Filing, the required Opinion of Counsel (Exhibit 5.1) and our Acceleration Request are enclosed.  One of the paper copies of the Fourth Amendment and Exhibit 5.1 is "clean" and one has been electronically marked (with track changes) to reflect the changes made from our Third Amendment filing.

The changes in the Fourth Amendment and Opinion Exhibit are limited to updating the applicable dates on the assumption that our registration will become effective on Friday, April 8, 2011. We sincerely appreciate the prompt and thoughtful attention you have given our prior amendments.

If you have further questions, please contact me at 914-332-4100 or our counsel, Lawrence David Swift, at 212-704-6147.

Sincerely,

/s/ James R. Segreto
James R. Segreto,
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.

CC:          Mr. Gary S. Raymond, CEO & President, SPAR Group, Inc.
Lawrence David Swift, Esq., Troutman Sanders LLP